Mail Stop 03-05
	April 21, 2005

John C. Morris
President and Chairman of the Board of Directors
Odyssey Marine Exploration, Inc.
5215 West Laurel Street
Tampa, Florida  33607

Re:	Odyssey Marine Exploration, Inc.
	Form S-3 filed March 29, 2005
	File No. 333-123650

	Form 10-KT filed March 23, 2005
	File No.  1-31895

Dear Mr. Morris:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 23, 2005

Description of Business, page 3

Overview of Odyssey, page 3
1. On a supplemental basis, please provide verifiable support for your assertions in the second paragraph of the overview section on page 3.
2. Please revise disclosure to provide a section on your dependence on one or a few major customers. We note that during the year ended
December 31, 2004, you had four customers who accounted for 12.5%, 14.4%, 13.9% and 23.0% of your sales. Refer to Item 101(a)(6) of Regulation S-B.

Mission and Strategy, page 4
3. Since you state that the cost of mobilizing vessels, complex equipment and a professional team is very high, please consider disclosing the typical costs incurred in projects such as the SS
Republic Project and the HMS Sussex Project.

SS Republic Project, page 5
4. Please clarify disclosure in this section to describe the September 2000 private placement in which you sold units comprised of
Republic Revenue Participation Certificates and common stock relating to the Republic Project. Please describe the financial impact of this revenue-sharing arrangement.

HMS Sussex Project, page 7
5. Please improve your description of research methods supporting your determination that the HMS Sussex was carrying a cargo of coins with a bullion value of approximately $100 million and a much higher numismatic value. You should consider balancing disclosure to address the uncertainties you describe on page 12 of your risk factors section.

Sales and Marketing, page 9
6. To the extent material, please describe the nature of your business relationship with coin dealers and further describe your dealer network. Please explain how these dealer networks are able to provide a distribution method for the sale of your products.
Also,
describe the nature of dealer compensation. See Item 101(a)(2) of Regulation S-B.

Competition, page 11
7. Please revise disclosure to provide more of a background on what your competitive conditions are in the shipwreck business. It appears that you view the competition as a factor worthy of disclosure in the risk factors section. Consider naming the principal competitors and describe how the various aspects of their work create a competitive condition for your business. Please revise your risk factor accordingly. Refer to Item 101 (a)(4) of Regulation
S-B.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

Liquidity and Capital Resources, page 17
8. Please quantify your cash requirements for the next twelve months and for longer than one year.

Directors, Executive Officers, Promoters and Control Persons, page
19
9. Please revise disclosure to provide dates of employment for Messrs. Holmes and Howe. Please disclose the specific titles held at the companies you list. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 29
10. Please further describe the nature of Messrs. Morris and Stemm`s membership interests in the Georgia limited liability company and quantify the extent of their economic interests in the 5% revenue sharing interest relating to the Cambridge Project.

Consolidated Statements of Operations, page F-4
11. In the business section, you state that you have derived revenue
from your own telemarketing group, and through wholesale dealers. You also state that you intend to open attractions that will generate revenue in 2005, some of which appears to be service-type revenue. To the extent that you generate revenue from the sale of different products and services, revise to disclose revenues derived from each product or service in the notes to your financial statements as required by paragraph 31 of SFAS 131. In addition, separate disclosure in MD&A should discuss this source to revenues and its related costs of revenues.
12. We note that losses on disposals of equipment were classified as
other income or expense. Note that gains and losses on disposals should be separately reported in your consolidated statement of operations within operating income (loss) in a similar manner as
"other expenses".   Refer to the guidance in paragraphs 25 and 45
of
SFAS 144 and footnote 68 of Staff Accounting Bulletin Topic 13. Please revise your classification accordingly.

Consolidated Statements of Cash Flows
13. Please tell us the nature and significant terms of the transaction in which loan principal aggregating $1,042,750 was converted into shares of the Company`s common stock during the fiscal year ended February 29, 2004. As part of your response, please explain how the conversion price associated with the loan converted into common shares was determined and indicate whether the conversion was made in accordance with the original terms of the debt obligation or pursuant to a troubled debt restructuring or inducement offer. Refer to the guidance outlined in SFAS No.15 and SFAS No.84. We may have further comment upon receipt of your response.

Note B-Summary of Significant Accounting Policies

Inventory, page F-9

Depreciation, page F-9 and

Note F- Inventory, page F-12
14. We note that $3,274,942, and $5,945,177 of your current and non-current inventory, respectively, relates to SS Republic Artifacts, for which it appears that different valuation methods were used for each one of their components. Significantly expand your disclosure and supplementally advise us in detail of the different components comprising the category titled "SS Republic Artifacts", and explain the specific nature and amounts of the recovery and conservation costs capitalized to these investments. Your response should also explain your methodology to determine the inventory values for each component or type of inventory (i.e. coins, other artifacts, e.t.c.)
and should explain how you ensure these inventories are valued at the lower of cost or market as required by Chapter 4 of ARB No. 43.
As
part of your response, cite specifically any accounting literature that you relied upon in determining your cost capitalization policies. Also, tell us and revise to disclose, the nature and amount of costs that have been capitalized to inventory during each period presented.

Earnings per Share
15. Revise future filings to disclose the number of options and warrants that could potentially dilute the Company`s basic earnings per share in future periods but that were not included in the computation of the Company`s diluted earnings per share for the periods presented because to do so would be anti-dilutive for the periods presented. Refer to the disclosure requirements of paragraph
40c of SFAS No.128.


Other
16. Please add disclosure and supplementally advise us to describe the nature and accounting for costs included in attraction development. Your response should explain in detail the specific nature and amounts of the costs capitalized and should also explain why you believe capitalization is appropriate. We may have further comment upon reviewing your response.

Note K- Mortgage Payable, page F-13
17. Please indicate the total amounts due after the fifth year. Also, since you state that the loan is due in ten years but the payments are based on a 20 year amortization schedule, expand your disclosure to indicate the amount a balloon payment due at the end of ten years.

Note O- Sale of Revenue Participating Certificates, page F-14
18. Expand your disclosure and supplementally advise us of the accounting for the deferred RPC revenue in the event there is no revenue generated from the Cambridge project. Also, please explain in further detail how and why you plan to begin recognizing revenue associated with the Republic revenue participation certificates. We note that although you are recognizing revenue from the Republic project, you have not yet recognized revenue from the Republic revenue participation certificates.

Note Q - Common Stock Options and Warrants
19. In future filings, please include the disclosures required by paragraph 48 of SFAS No.123 with respect to stock options that are exercisable as of the most recent balance sheet date presented. Also, please tell us and revise the notes to your financial statements to disclose the amount of expense recognized in connection with warrants granted to non-employees during the periods presented in your financial statements and explain how the amount of expense recognized was calculated or determined.

Other
20. Add disclosure in the notes to the financial statements to discuss the litigation described in Item 3-Legal Proceedings, and provide any applicable disclosures from SFAS 5. We may have further comment upon reviewing your response. If you believe disclosure is not required, please explain in detail your basis for this conclusion.
21. Provide a currently dated consent from the independent public accountant in future amendments.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Effie Simpson at (202) 942-2838 or Linda Cvrkel at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 942-2931 or me at (202) 942-1850 with any other
questions.

      Sincerely,



Max A. Webb
Assistant Director



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Odyssey Marine Exploration, Inc.
April 21, 2005
Page 7